UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-22512

West Marine, Inc.

(Exact name of registrant as specified in its charter)

500 Westridge Drive

Watsonville, California 95076

(831) 728-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

From Received Size Categories Toppan Vintage Production 11:57 AM 69 KB

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, West Marine, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WEST MARINE, INC.

Date: September 25, 2017
	By:	/s/ Jeffrey Lasher
		Name:	Jeffrey Lasher
		Title:	Executive Vice President and Chief Financial Officer